SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Initial Filing)*

                           Liberty Media Corporation
            ________________________________________________________
                                (Name of Issuer)


                  Liberty Entertainment Series A Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   53071M500
            _______________________________________________________

                     (CUSIP Number of Class of Securities)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))




CUSIP No. 53071M500                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     36,865,168 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         24,962,000 shares (Shared)
                                          5,115,400 shares (No Vote)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :     41,949,568 shares
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     24,962,000 shares (Shared)
                                             31,000 shares (None)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       66,942,568 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES -X- See Items 4(c)(iii) and 4(c)(iv).
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       13.6 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________







CUSIP No.  53071M500                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      Longleaf Partners Fund              I.D. No. 63-6147721
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :     24,962,000 shares (Shared)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :     24,962,000 shares (Shared)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,962,000 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.1 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________



CUSIP No.  53071M500                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________
















Introduction

The filing parties had previously filed with respect to the Series A Common stock of the Issuer (CUSIP 530718105). In connection with a Merger transaction which was completed on May 9, 2006, the Series A Common stock was exchanged for two tracking stocks: Series A Liberty Interactive Common Stock (CUSIP 53071M104) and Series A Liberty Capital Common Stock (CUSIP 53071M302). On March 3, 2008, the Issuer completed A reclassification of each share of Series A Liberty Capital Common Stock into one share of Series A Liberty Capital Common Stock and four shares of Series A Liberty Entertainment Common Stock (CUSIP 53071M500). Going forward, the filing parties will Treat each of the tracking stocks as separate classes for purposes of Rule 13d-1.


Item 1.

     (a). Name of Issuer: Liberty Media Corporation

     (b). Address of Issuer's Principal Executive Offices:

          12300 Liberty Boulevard
          Englewood, Colorado  80112


Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

      (1)         Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN 38119

      (2)         Longleaf Partners Fund
                  c/o Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN  38119

      (3)         Mr. O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                  Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust

          Mr. O. Mason Hawkins - U.S. Citizen


(d). Title of Class of Securities: Liberty Entertainment Series A Common stock (the "Securities").

     (e). Cusip Number:  53071M500


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(d.) Investment Company registered under Sec. 8 of the Investment Company Act - Longleaf Partners Fund, a series of Longleaf
      Partners Funds Trust.

(e.)  Investment Adviser registered under Section 203 of the
      Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.


Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 03/31/08)
           66,942,568 shares

     (b). Percent of Class:
           13.6 %

          Above percentage is based on 492,712,000 shares of Liberty Entertainment Series A Common stock outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                 36,865,168 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 24,962,000 shares.
                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                 Longleaf Partners Fund - 24,962,000

                 No Power to Vote - 5,115,400 shares. This figure does Not include 447,000 shares held by completely non-Discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.

          (iii). sole power to dispose or to direct the disposition of:

                 41,949,568 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 24,962,000 shares

                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                 Longleaf Partners Fund - 24,962,000

                 No Power - 31,000 shares. This figure does not include 447,000 shares held by completely non-
                 Discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A


Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: April 9, 2008


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By:  Southeastern Asset Management, Inc.

                                /s/ Andrew R. McCarroll
                              ________________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________


                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of April 9, 2008.

                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              ______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel




                              Longleaf Partners Fund
                              By:  Southeastern Asset Management, Inc.
                                /s/ Andrew R. McCarroll
                              _____________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________


1
LMDIA13G.doc
SCHEDULE 13G - Liberty Media Corporation ("Issuer")
Initial Filing
9
LMDIA13G.doc